

Mail Stop 3561

October 1, 2009

Ms. Kelli Turner
 Chief Financial Officer
MARTHA STEWART LIVING OMNIMEDIA, INC.
11 West 42nd Street
New York, New York 10036

> **Re: Martha Stewart Living Omnimedia, Inc.**
> **Supplemental response letter dated September 23, 2009 regarding the**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 1-15395**

Dear Ms. Turner:

We have reviewed your supplemental response letter to us dated September 23, 2009 in response to our letter of comment dated September 1, 2009 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days.

Forms 10-K (Fiscal Year Ended December 31, 2008)

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

1.   Refer to your response to our prior comment 5. To facilitate the readers'
      understanding, please expand your disclosures in future filings to include
      information comparable to that provided to the staff in the final two paragraphs on
      page 5 of your response.

                            * * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or
Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions
regarding comments on the financial statements and related matters, and Julie Rizzo,
Staff Attorney, at (202) 551-3574, regarding comments on legal matters. Please contact
me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief